ITEM 6.  OFFICERS AND DIRECTORS                                    Exhibit F-1
 Part III.

     The following pages consist of disclosures made in GPU, Inc.'s 1997 Proxy Statement as well as disclosures made in GPU, Inc.'s 1996 Annual Report on Form 10-K.

                                    GPU, Inc.

 Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of February 3, 1997, the beneficial ownership of equity securities (and stock-equivalent restricted units) of the GPU Companies of each of the GPU directors, nominees for director and each of the executive officers named in the Summary Compensation Table, and of all directors and executive officers of GPU as a group. The shares of Common Stock owned by all directors and executive officers as a group constitute less than 1% of the total shares outstanding. No person to the knowledge of the Corporation held beneficially 5% or more of the Corporation s outstanding Common Stock on such date.

                                                Amount and Nature of Beneficial Ownership
                                                      Shares(1)           Stock-Equivalent
              Name           Title of Security    Direct   Indirect     Restricted Units(2)
      Dennis Baldassari       GPU Common Stock     1,081                       10,839
      Theodore H. Black       GPU Common Stock     7,798
      Fred D. Hafer           GPU Common Stock     5,035        131            11,378
      Thomas B. Hagen         GPU Common Stock    10,041
      Henry F. Henderson, Jr. GPU Common Stock     3,244      1,200
      Ira H. Jolles           GPU Common Stock     5,589                       13,305
      James R. Leva           GPU Common Stock     4,450        100            44,905
      Bruce L. Levy           GPU Common Stock     1,349                        6,995
      John M. Pietruski       GPU Common Stock     4,300
      Catherine A. Rein       GPU Common Stock     2,989
      Paul R. Roedel          GPU Common Stock     2,900
      Bryan S. Townsend       GPU Common Stock       604
      Carlisle A. H. Trost    GPU Common Stock     2,541
      Patricia K. Woolf       GPU Common Stock     3,624

      All GPU Directors and
        Executive Officers
        as a Group            GPU Common Stock    70,527      8,568           145,086


      (1)   The number of shares owned and the nature of such ownership, not being within the knowledge of GPU, have been furnished by each individual.

      (2)   Restricted units, which do not have voting rights, represent rights (subject to vesting) to receive shares of Common Stock under the 1990 Stock Plan for
            Employees of GPU and Subsidiaries (the  1990 Stock Plan ).  See Summary
            Compensation Table on page 7 of this exhibit.








 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

 Remuneration of Executive Officers

             PERSONNEL, COMPENSATION AND NOMINATING COMMITTEE REPORT

       The executive compensation program at GPU was modified in 1996 as a continuation of efforts begun in 1995 to strengthen the link between executive compensation and shareholder value. The overall program consists of three interrelated programs - the Base Salary Program, the Incentive Compensation Program and the 1990 Stock Plan. Modifications made in 1996 increased the emphasis on portions of the overall program most directly linked to business results and shareholder value.

 Compensation Philosophy and Market Comparisons

       Executive compensation programs continue to reflect the Corporation s philosophy that increasing shareholder value requires the ability to attract and retain high caliber executives and to reward them for the achievement of business objectives. The program is designed to provide levels of compensation that vary both with the achievement of business results and the contribution of the individual executive to that achievement.

       Executive pay levels are paid at the median or 50th percentile of the competitive market when business results are at targeted levels. Actual pay levels may vary from the median in any given year or for any individual executive based on actual business results and executive performance.

       In order to ensure an objective analysis, GPU is assisted by a major compensation consulting firm in determining median competitive levels. Comparisons are made with other companies with positions similar to those at GPU and employing executives with comparable skills and experience. These companies are primarily other large electric utilities, including the companies in the S&P Electric Utility Index shown on page 10 of this exhibit. Because GPU competes in a wider market for executive talent, however, other companies, not included in the Index, are also considered.

       Under Section 162(m) of the Internal Revenue Code of 1986, the amount allowable as a tax deduction for compensation paid to the chief executive officer and each of the four other highest paid officers of any publicly held corporation generally is limited to $1 million per year for each such officer. Although the Committee considers the effect of Section 162(m) in connection with the Corporation s executive compensation programs, the Committee considers it important to retain the flexibility to design compensation programs that it believes are in the best interests of GPU and its stockholders, even though the expense may not be fully deductible.

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

 Base Salary Program

       The Base Salary Program is designed to provide a range of salary opportunities for each position with the middle of the range approximating the market median for that position. Individual salaries within the established range are determined based on the incumbent s performance, experience and contribution. Each year the Board reviews executive salaries and considers market data, individual performance and the Corporation s financial resources in determining if salary increases are appropriate. Prior to 1995, this process, which involves subjective judgment, usually resulted in approval of merit salary increases for most executives.

       In 1995 the Board embarked on a two-year program to eliminate normal merit salary increases in favor of increased incentive compensation opportunities. As part of this effort, neither Mr. Leva nor any of the named executives received normal salary increases in 1996, although market data and the assessment of individual performance would, in the opinion of the Board, have justified such increases. Salary adjustments were granted to Mr. Hafer and Mr. Baldassari to reflect the increased responsibilities they assumed as part of the reorganization of GPU and the need to provide an orderly transition upon Mr. Leva s retirement. Mr. Levy also received a salary adjustment to reflect increased responsibilities resulting from the expansion of the activities of GPU International.

       In lieu of the normal salary increases which would otherwise have been granted, the Board increased the opportunity for executives to earn incentive compensation but only to the extent that targeted business results were achieved.

 Incentive Compensation Program

       The Incentive Compensation Program, as indicated above, was modified in 1995 and 1996. The program is designed to provide executives with the opportunity to earn additional compensation if business objectives are achieved. Targeted levels of annual incentive compensation, which approximate the market median, were again increased in 1996 to offset the elimination of normal base salary increases.

       For named executives other than Mr. Leva and Mr. Hafer, actual awards of incentive compensation are based on the business results achieved by the GPU Company to which the executive is assigned, the achievement of GPU s return on equity objective, and the Board s assessment of the individual executive s contribution. The Board uses subjective judgment in assessing individual contribution.

       Established objectives for GPU Energy were earnings (50%), management of the capital expenditures budget (20%), all in price to customers per kilowatt-hour sold (20%) and efforts to respond to the changing industry by renegotiating non-utility generating (NUG) contracts and process improvement

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

 efforts (10%). For GPU International, objectives were net income (50%), operational performance of existing facilities (25%), pursuit of new business (15%) and organizational development efforts (10%). Objectives for the corporate functions of GPU Service were system-wide budget management (40%), efforts to position the Corporation for the future (30%) and efforts to position the Corporation with regard to energy supply (30%).

       Business objectives used to determine the 1996 incentive compensation awards for Mr. Leva and Mr. Hafer were return on equity (40%), nuclear safety (20%), efforts to position the Corporation for the changing and increasingly competitive industry (20%) and future positioning of the Corporation with regard to energy supply (20%). Some of these factors also are used in determining incentive compensation for other named executives. The weightings on these factors are different, however, reflecting Mr. Leva s and Mr. Hafer s broader responsibility for the Corporation.

 Achievement of 1996 Objectives

       The Corporation s return on equity objective was exceeded in 1996 and, in addition, each of the subsidiary companies exceeded its specific objectives. At GPU Energy, the earnings objective was slightly below target as was the all in price objective. Management of the capital expenditure budget was significantly better than targeted and the achievements in managing NUG contracts and process improvement efforts were also higher than expected.

       GPU International achieved its organizational development goal and exceeded each of its other objectives. For corporate functions at GPU Service, each of the targeted objectives was significantly exceeded.

 Award for Mr. Leva

       Actual results for 1996 were above targeted levels for most of the factors used to determine Mr. Leva s award, although the nuclear safety objective was not fully achieved. As noted above, the Corporation s return on equity objective was exceeded, reflecting an enhanced revenue stream and the results of restructuring and cost reduction efforts.

       Efforts to position GPU for an increasingly competitive and unregulated industry were assessed as exceeding expectations. A major accomplishment in maximizing the new opportunities and preparing for the future was the acquisition of Midlands Electricity plc in the United Kingdom. Mr. Leva s leadership was a critical factor in this acquisition which provides opportunities for enhanced revenue and profits and, in addition, brings into the Corporation experience and expertise in dealing with a competitive market for electricity. Also under his leadership, GPU took a major role in efforts to shape the regulations which will influence the Corporation s business environment. On both the state and federal levels, GPU worked proactively to ensure a competitive market that is fair to all customers while protecting the interests of our shareholders.

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

       Cultural change efforts directed by Mr. Leva included increasing the use of incentive pay for GPU employees to link a larger portion of total pay to the achievement of business results. In 1996, incentive pay programs were extended to some employees who are members of bargaining units.

       Efforts to position the Corporation for the future with regard to energy supply and its costs were also assessed as exceeding expectations. In 1996, Mr. Leva led the Corporation s successful efforts to restructure or buy out uneconomic contracts for purchase of NUG power, resulting in significant future cost savings. Rigorous analysis of the Corporation s current generating facilities was continued to ensure that decisions on the future of these facilities is based on sound economic analysis and realistic projections.

       Consistent with plan design, actual awards of incentive compensation for 1996 were above targeted levels and slightly above the competitive median reflecting superior achievement of objectives for the year.

 1990 Stock Plan

       Under the terms of the 1990 Stock Plan, approved by stockholders, the Board may use any of a number of different stock compensation vehicles based on its judgment of which vehicles most appropriately link executive interests to those of shareholders.

       In 1996, the Board made grants of restricted performance units which give executives the right to receive shares of GPU stock (or cash at the discretion of the Committee) if established performance objectives are achieved. The performance objective for the 1996 grants is GPU s total shareholder return compared to the total return of the companies in the S&P Electric Utility Index. The percentile ranking of GPU s total shareholder return among the Index companies, calculated quarterly over the five-year performance period and averaged, determines how many shares, if any, the executive will receive at the end of the performance period.

       Each executive who receives a grant is awarded a specific number of units. Dividend equivalents are paid on these units and reinvested in additional units. The number of units that will vest and be paid to the executive at the end of the performance period, however, is not determined in advance and may vary from the number initially awarded. If GPU s total return is at the 55th percentile of the Index companies, the initially awarded number of units (plus reinvested dividend equivalents) will vest. If total return is higher than the 55th percentile, additional units will vest and if total return is lower, fewer units will vest. If total return is below the 40th percentile, no units will vest.

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU


       The size of awards to individual executives reflects the Board s assessment of individual performance, contribution and potential as well as median competitive levels. The Board uses subjective judgment in determining individual awards and the factors considered are not weighted.

                   Personnel, Compensation and Nominating
                   Committee Members

                               Theodore H. Black
                               Thomas B. Hagen
                               John M. Pietruski
                               Catherine A. Rein
                               Patricia K. Woolf

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

                                                           SUMMARY COMPENSATION TABLE

                                                           Annual Compensation                 Long-Term Compensation
                                                                                                 Awards      Payouts
                                                                         Other
      Name and                                                           Annual       Restricted                  All Other
      Principal                                                          Compen-      Stock/Unit   LTIP            Compen-
       Position                       Year     Salary       Bonus        sation(1)     Awards(2)  Payouts(3)        sation
 James R. Leva                        1996    $585,000     $445,000      $  2,510       $     -      $ 81,978     $163,496(4)
 Chairman and Chief                   1995     585,000      333,450         1,499             -        44,131      125,032
 Executive Officer,                   1994     573,750      292,500           -           117,563         -         93,934
 GPU, Inc.

 Fred D. Hafer                        1996     365,000      190,000         1,883             -        61,484       46,731(5)
 President and Chief                  1995     280,000       94,000         1,374             -        40,454       39,247
 Operating Officer,                   1994     275,250       77,000           -            39,841         -         32,935
 GPU, Inc.

 Ira H. Jolles                        1996     331,000      120,000         2,510             -        91,087       52,673(6)
 Senior Vice President                1995     331,000      116,000         1,749             -        57,207       47,388
 and General Counsel,                 1994     327,750       83,000           -            47,025         -         40,500
 GPU, Inc.

 Bruce L. Levy                        1996     233,333      197,000         1,572(7)          -        20,495       30,684(8)
 President, GPU International,        1995     188,750      131,000         1,148(7)          -         8,826       21,572
 Inc., GPU Power, Inc, and            1994     177,500       60,100           754(7)       18,026         -         15,848
 GPU Electric, Inc.

 Dennis Baldassari                    1996     305,000      110,000           812(9)          -        21,724       39,697(10)
 President, Jersey Central            1995     275,000       86,000           431(9)          -         9,930       32,345
 Power & Light Company,               1994     271,250       62,000            17(9)       39,188         -         24,837
 Metropolitan Edison Company
 and Pennsylvania Electric
 Company (GPU Energy)





     (1) Consists of earnings on Long-Term Incentive Plan ( LTIP ) compensation paid in the year the award vests.

     (2) The restricted units issued in 1995 and 1996 under the 1990 Stock Plan are performance based. The 1996 awards are shown in Long-Term
          Incentive Plans - Awards in Last Fiscal Year  table (the  LTIP table ).
          Dividends are paid or accrued on the aggregate restricted stock/units awarded under the 1990 Stock Plan and reinvested.




 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

       The aggregate number and value (based on the stock price per share at December 31, 1996) of unvested stock-equivalent restricted units (including reinvested dividends) includes the amounts shown on the LTIP table, and at the end of 1996 were:

                                          Aggregate Units  Aggregate Value

                      James R. Leva            44,905         $1,509,931
                      Fred D. Hafer            11,378            382,585
                      Ira H. Jolles            13,305            447,381
                      Bruce L. Levy             6,995            235,207
                      Dennis Baldassari        10,839            364,461

  (3) Consists of Performance Cash Incentive Awards paid on the 1990 and 1991 restricted stock awards which have vested under the 1990 Stock Plan. These amounts are designed to compensate recipients of restricted stock/unit awards for the amount of federal and state income taxes that are payable upon vesting of the restricted stock/unit awards.

  (4) Consists of the Corporation's matching contributions under the Savings Plan ($6,000), matching contributions under the non-qualified deferred compensation plan ($30,738), the benefit of interest-free use of the non-term portion of employer paid premiums for split-dollar life insurance ($36,423), above-market interest accrued on the retirement portion of deferred compensation ($6,291), and earnings on LTIP compensation not paid in the current year ($84,044).

  (5) Consists of the Corporation's matching contributions under the Savings Plan ($6,000), matching contributions under the non-qualified deferred compensation plan ($12,360), the benefit of interest-free use of the non-term portion of employer paid premiums for split-dollar life insurance ($9,188), above-market interest accrued on the retirement portion of deferred compensation ($357), and earnings on LTIP compensation not paid in the current year ($18,826).

  (6) Consists of the Corporation's matching contributions under the Savings Plan ($6,000), matching contributions under the non-qualified deferred compensation plan ($11,880), the benefit of interest-free use of the non-term portion of employer paid premiums for split-dollar life insurance ($12,161), above-market interest accrued on the retirement portion of deferred compensation ($568), and earnings on LTIP compensation not paid in the current year ($22,064).

  (7) In addition to the earnings on LTIP compensation noted in (1) above, these amounts include the above-market interest accrued on the pre-retirement portion of deferred compensation in the amounts of $944, $848 and $754 for the years 1996, 1995 and 1994 respectively.

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

  (8) Consists of the Corporation's matching contributions under the Savings Plan ($6,000), matching contributions under the non-qualified deferred compensation plan ($8,577), the benefit of interest-free use of the non-term portion of employer paid premiums for split-dollar life insurance ($5,510), above-market interest accrued on the retirement portion of deferred compensation ($69), and earnings on LTIP compensation not paid in the current year ($10,528).

  (9) In addition to the earnings on LTIP compensation noted in (1) above, these amounts include the above-market interest accrued on the pre-retirement portion of deferred compensation in the amounts of $147, $94 and $17 for the years 1996, 1995 and 1994 respectively.

 (10) Consists of the Corporation's matching contributions under the Savings Plan ($6,000), matching contributions under the non-qualified deferred compensation plan ($9,640), the benefit of interest-free use of the non-term portion of employer paid premiums for split-dollar life insurance ($5,981), above-market interest accrued on the retirement portion of deferred compensation ($147), and earnings on LTIP compensation not paid in the current year ($17,929).


 NOTE: The split-dollar life insurance amounts reported in the "All Other Compensation" column are equal to the present value of the interest-free use of the current year Corporation paid premiums to the projected date the premiums will be refunded to the Corporation.



        LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

                            Performance   Estimated future payouts under
                     Number of      or other     non-stock price based plans(1)
                      shares,     period until
                     units or      maturation    Threshold    Target    Maximum
       Name        other rights     or payout       (#)        (#)        (#)


 Fred D. Hafer         2,620     5 year vesting      0         2,620     5,240

 Ira H. Jolles         3,010     5 year vesting      0         3,010     6,020

 Bruce L. Levy         2,720     5 year vesting      0         2,720     5,440

 Dennis Baldassari     2,500     5 year vesting      0         2,500     5,000

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

 (1) The restricted units awarded in 1996 under the 1990 Stock Plan provide for a performance adjustment to the aggregate number of units vesting for the recipient, including the accumulated reinvested dividends, based on the annualized GPU Total Shareholder Return (TSR) percentile ranking against all companies in the Standard & Poor's Electric Utility Index for the period between the award and vesting dates. With a 55th percentile ranking, the performance adjustment would be 100% as reflected in the Target column. In the event that the percentile ranking is below the 55th percentile, the performance adjustment would be reduced in steps reaching 0% at the 39th percentile as reflected in the Threshold column. Should the TSR percentile ranking exceed the 59th percentile, then the performance adjustment would be increased in steps reaching 200% at the 90th percentile as reflected in the Maximum column. Under the 1990 Stock Plan, regular quarterly dividends are reinvested in additional units that are subject to the vesting restrictions of the award. Actual payouts under the Plan would be based on the aggregate number of units awarded and the units accumulated through dividend reinvestment at the time the restrictions lapse.


                Comparison of Five Year Cumulative Total Return*

                GPU, S&P 500 Index and S&P Electric Utility Index

                                       ($)


                                Amount
                               Invested
                                1/1/92    1992   1993  1994  1995  1996

    GPU                          100       108    127   115   159   166
    S&P 500                      100       108    118   120   165   203
    S&P Electric Utility         100       106    119   104   136   136


     *  Assumes $100 invested in GPU Common Stock, S&P 500 Index and S&P
        Electric Utility Index.   Cumulative Total Return includes
        reinvestment of dividends.


 Employment, Termination and Change in Control Arrangements

 Severance Arrangements

     The Corporation has entered into Severance Protection Agreements with Messrs. Leva, Hafer, Jolles, Levy and Baldassari which provide certain severance benefits to the executive if his employment is terminated following a change in control of GPU (as defined). These agreements are intended to induce the executives to remain in the employ of the Corporation and help ensure that the Corporation will have the benefit of their services without distraction in the face of a potential change in control.

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

       Under the agreements, benefits are paid if, in connection with a change in control, the Corporation terminates the employment of the executive for reasons other than cause or disability or death, or if the executive resigns following certain actions (specified in the agreements) by the Corporation such as a reduction in salary or change in position. In addition, Mr. Hafer receives severance benefits if he resigns for any reason within six months following a change in control.

       The benefits payable to all executives other than Mr. Leva consist of, in general, (a) the executive's base salary through the termination date and a pro rata portion of his target incentive bonus; (b) severance compensation equal to twice the sum of the executive's base salary and target incentive bonus, provided that if the executive's normal retirement date is within two years of his termination date, his benefits will be proportionately reduced;
 (c) a continuation of insurance benefits for up to two years; (d) reimbursement of certain expenses subject to specified limitations; and (e) such additional amount as is necessary to pay any excise tax under Section 4999 of the Internal Revenue Code (and any related interest and penalties) on amounts payable under the agreements. If Mr. Leva's employment terminates prior to his scheduled retirement on May 31, 1997 following a change in control, he would receive a severance payment equal to the base salary and bonus award which he would have received had he remained employed through that date and the payment described in (e) above.

       The agreements have an initial term of two years and automatically renew annually unless earlier terminated by the executive or GPU.

       Under the Corporation s severance policy for employees, if the employment of Messrs. Leva, Hafer, Jolles, Levy and Baldassari is involuntarily terminated, as defined, other than in connection with a change in control, he is entitled to receive, in general, severance compensation equal to one week s pay for each full year of service. Premium payments will also be made under the executive s split-dollar life insurance policy for specified periods following the executive s termination of employment and following a change in control of GPU.

 Lump Sum Distributions

       If the executive s employment terminates in connection with a change in control, the executive may elect to receive a lump sum distribution of all amounts payable to him under GPU System supplemental retirement and deferred compensation plans and arrangements, including those described below for Mr. Jolles.

 Mr. Jolles

       Retirement and Disability - If Mr. Jolles retires on or after his normal retirement date (the last day of the month in which he attains age 65), he will receive (in addition to his benefits under GPUS employee retirement plans) a supplemental retirement pension from GPU Company sources equal to the

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

 additional pension he would have received under the GPUS employee retirement plans as if he had an additional 20 years of past creditable service. If Mr. Jolles reaches his normal retirement date while he is receiving disability income under GPUS disability income plans, he will thereafter receive a supplemental retirement pension from GPU Company sources equal to the additional pension he would have been paid under GPUS employee retirement plans as if he had an additional 20 years of past creditable service. Upon retirement, Mr. Jolles will also receive an extension of health insurance benefits to the later of his 62nd birthday and the third anniversary of retirement.

       Termination - (i) If Mr. Jolles' employment with the GPU Companies terminates "involuntarily," as defined, under circumstances involving a "change in control" of GPU, as defined, or without cause, he shall receive from GPU Company sources a supplemental retirement pension which would have been paid to him under GPUS employee retirement plans as if he had an additional 20 years of past creditable service. (ii) If, however, his employment terminates for any other reason (except upon retirement or death), he will receive from GPU System sources a supplemental retirement pension equal to the additional pension he would have been paid under GPUS employee retirement plans as if he had additional years of creditable service ranging, as of December 31, 1996, from eight and one-half years up to a maximum of 20 years depending upon his years of actual employment by GPUS at the time of termination.

       Mr. Jolles will also be entitled to receive such additional monthly payment, if any, to ensure that the aggregate monthly pension amount otherwise payable to him under GPUS retirement plans is not less than: (a) $10,825.75 for each month beginning after retirement and before the month beginning after Mr. Jolles' 62nd birthday or (b) $10,325.75 for each month beginning after the later of his retirement date and his 62nd birthday.

       Death - In the event of Mr. Jolles' death before he begins receiving benefits under GPUS employee retirement plans, his surviving spouse, if any, shall receive such benefits during her lifetime, together with the supplemental retirement pension benefits which would have been payable to him as described in paragraph (ii) above.

       Other - To the extent relevant to the level of benefits payable to Mr. Jolles under other benefit plans provided for senior GPU executives, he will be treated as having the years of creditable service as described in paragraph
 (ii) above.

 Benefit Protection Trusts

       The Corporation has entered into benefit protection trust agreements to be used to fund the Corporation's obligations to executive officers and directors under deferred compensation and incentive programs and agreements, and with respect to certain retirement and termination benefits, in the event of a change in control. The trusts may also be used for the purpose of paying legal expenses incurred in pursuing benefit claims under such programs and agreements following a change in control. The trusts are currently partially funded.

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

 Retirement Plans

       The GPU Companies pension plans provide for pension benefits, payable for life after retirement, based upon years of creditable service with the GPU Companies and the employee's career average compensation as defined below. Federal law limits the amount of an employee's pension benefits that may be paid from a qualified trust established pursuant to a qualified pension plan (such as the GPU Companies plans). The GPU Companies also have adopted non-qualified plans providing that the portion of a participant's pension benefits which, by reason of such limitations, cannot be paid from such a qualified trust shall be paid directly on an unfunded basis by the participant's employer.

       The following table illustrates the amount of aggregate annual pension from funded and unfunded sources resulting from employer contributions to the qualified trust and direct payments payable upon retirement in 1997 (computed on a single life annuity basis) to persons in specified salary and years of service classifications:

                         ESTIMATED ANNUAL RETIREMENT BENEFITS (2) (3) (4) (5)
                                BASED UPON CAREER AVERAGE COMPENSATION
                                           (1997 Retirement)

        Career
        Average
        Compen-      10 Years       15 Years      20 Years      25 Years      30 Years       35 Years      40 Years      45 Years
       sation(1)    of Service     of Service    of Service    of Service    of Service     of Service    of Service    of Service
       $  50,000    $  9,338       $ 14,007      $ 18,676      $ 23,345      $ 28,014       $ 32,684      $ 37,085      $ 41,085
         100,000      19,338         29,007        38,676        48,345        58,014         67,684        76,685        84,685
         150,000      29,338         44,007        58,676        73,345        88,014        102,684       116,285       128,285
         200,000      39,338         59,007        78,676        98,345       118,014        137,684       155,885       171,885

         250,000      49,338         74,007        98,676       123,345       148,014        172,684       195,485       215,485
         300,000      59,338         89,007       118,676       148,345       178,014        207,684       235,085       259,085
         350,000      69,338        104,007       138,676       173,345       208,014        242,684       274,685       302,685
         400,000      79,338        119,007       158,676       198,345       238,014        277,684       314,285       346,285

         450,000      89,338        134,007       178,676       223,345       268,014        312,684       353,885       389,885
         500,000      99,338        149,007       198,676       248,345       298,014        347,684       393,485       433,485
         550,000     109,338        164,007       218,676       273,345       328,014        382,684       433,085       477,085
         600,000     119,338        179,007       238,676       298,345       358,014        417,684       472,685       520,685

         650,000     129,338        194,007       258,676       323,345       388,014        452,684       512,285       564,285
         700,000     139,338        209,007       278,676       348,345       418,014        487,684       551,885       607,885
         750,000     149,338        224,007       298,676       373,345       448,014        522,684       591,485       651,485
         800,000     159,338        239,007       318,676       398,345       478,014        557,684       631,085       695,085

       ______________









 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 GPU

 (1) Career Average Compensation is the average annual compensation received from January 1, 1984 to retirement and includes Salary and Bonus. The career average compensation amounts for the following named executive officers differ by more than 10% from the three year average annual compensation set forth in the Summary Compensation Table and are as follows: Messrs. Leva - $461,795; Hafer - $272,949; Levy - $159,435; and
       Baldassari - $193,587.

 (2) Years of Creditable Service at December 31, 1996: Messrs. Leva - 45 years; Hafer - 34 years; Jolles - 15 years; Levy - 12 years; and Baldassari - 27 years.

 (3) Certain of these executives have supplemental pension arrangements. Based on assumed retirement in 1997 with current years of creditable service, the total pension benefit amounts payable to Mr. Leva are $609,852 ($400,382 basic pension per the above table and $209,470 under supplemental pension agreements); and to Mr. Jolles are $129,909 ($120,890 basic pension per the above table and $9,019 under a supplemental pension agreement).

 (4) Based on an assumed retirement at age 65 in 1997. To reduce the above amounts to reflect a retirement benefit assuming a continual annuity to a surviving spouse equal to 50% of the annuity payable at retirement, multiply the above benefits by 90%. The estimated annual benefits are not subject to any reduction for Social Security benefits or other offset amounts.

 (5) Annual retirement benefits under the basic pension per the above table cannot exceed 55% of the average compensation during the highest paid 36 calendar months.

 Supplemental Pensions

       The Corporation has adopted supplemental pension programs for Messrs. Leva and Jolles as described below. The supplemental pension payments are not funded, but are payable from GPU Company sources. The programs provide that supplemental pension payments are to be increased by 20% during the first year following retirement.

       Mr. Leva will receive an annual supplemental pension equal to (a) 65% of his final average compensation (as defined), reduced by (b) in general, the aggregate annual pension amount payable to him under other GPUS retirement plans. "Final average compensation" is defined as Mr. Leva's average annual salary and bonus compensation paid for the three years prior to retirement. Mr. Leva is retiring effective May 31, 1997. Accordingly, the supplemental monthly pension payable to him is estimated to be $17,145. Mr. Leva will also receive upon retirement a separate supplemental pension payment of $3,726 annually.

       Mr. Jolles will receive supplemental pensions as described above. See "Employment, Termination and Change in Control Arrangements--Mr. Jolles."












 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                         Exhibit F-1
 Part III.

 GPU

       The supplemental pension payable to Mr. Leva will be paid in the form of a single life annuity, provided that if he is married on his retirement date, it will be payable to him at a reduced rate, and, following his death, his surviving spouse, if any, will receive an annuity payable for life equal to 50% of the supplemental pension payable to him. In addition, in the event of his death before he retires, his surviving spouse, if any, will receive an annuity payable for life equal to 50% of the supplemental pension that would have been payable to him had he retired on the last day of the month in which his death occurs.

 Remuneration of Directors

       Non-employee directors receive an annual retainer of $20,000, a fee of $1,000 for each Board meeting attended and a fee of $1,000 for each Committee meeting attended. Committee Chairmen receive an additional retainer of $3,000 per year.

 Retirement Plan for Outside Directors

       Under the Corporation's Retirement Plan for Outside Directors
 ( Retirement Plan ), an individual who completes 54 months of service as a non-employee director is entitled to receive retirement benefits equal to the product of (A) the number of months of service completed and (B) the monthly compensation paid to the director at the date of retirement. Retirement benefits under this plan are payable to the directors (or, in the event of death, to designated beneficiaries) in monthly installments of 1/12 of the sum of (x) the then annual retainer paid at time of retirement plus (y) the cash value of the last award under the Restricted Stock Plan for Outside Directors per month, over a period equal to the director's service as such, unless otherwise directed by the Personnel, Compensation and Nominating Committee, commencing at the later of age 60 or upon retirement. As of December 31, 1996, the following directors had at least 54 months of service:

            Director            Months of Service
       Theodore H. Black            106
       Thomas B. Hagen               87
       Henry F. Henderson, Jr.       95
       Paul R. Roedel               216
       John M. Pietruski             95
       Catherine A. Rein             95
       Carlisle A. H. Trost          72
       Patricia K. Woolf            161

       If the proposed Deferred Stock Unit Plan for Outside Directors is approved by stockholders at the 1997 Annual Meeting (Proposal 2), no additional retirement benefits will be payable to Outside Directors for service after June 30, 1997. Benefits which have accrued for service up to that date, however, will be payable in accordance with the terms and conditions of the Retirement Plan. All directors (other than Mr. Townsend) are currently vested in the Retirement Plan; Mr. Townsend s service following June 30, 1997 will be applied toward the 54-month vesting requirement but will not increase the amount of his benefits. Mr. Hagen (who had retired as a director in 1995) received benefits












 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                         Exhibit F-1
 Part III.

 GPU

 under the Retirement Plan until his re-election to the Board in March 1997.
 Mr. Hagen will receive credit for additional service through June 30, 1997, and his benefit payments will recommence upon his retirement in accordance with the terms and conditions of the Retirement Plan.

 Restricted Stock Plan for Outside Directors

       Under the Corporation s Restricted Stock Plan for Outside Directors ("Directors Plan"), each director who is not an employee of the Corporation or any of its subsidiaries ("Outside Director") is paid a portion of his or her annual compensation in the form of 300 shares of GPU Common Stock.

       A total of 40,000 shares of GPU Common Stock (subject to adjustment for stock dividends, stock splits, recapitalizations and other specified events) has been authorized for issuance under the Directors Plan. Any shares awarded which are forfeited as provided by the Directors Plan will again be available for issuance.

       Shares of Common Stock are awarded to Outside Directors on the condition that the director serves or has served as an Outside Director until (i) death or disability, (ii) failure to stand for re-election at the end of the term upon reaching age 70, (iii) resignation or failure to stand for re-election with the consent of the Board, which is defined in the Directors Plan to mean approval thereof by at least 80% of the directors other than the affected director or (iv) failure to be re-elected to the Board after being duly nominated. Termination of service for any other reason, including any involuntary termination effected by action or inaction of the Board, other than that following a change in control (as defined) of GPU, will result in forfeiture of all shares awarded.

       Until termination of service, an Outside Director may not dispose of any shares of Common Stock awarded under the Directors Plan, but has all other rights of a shareholder with respect to such shares, including voting rights and the right to receive all cash dividends paid with respect to awarded shares.












 ITEM 6.  OFFICERS AND DIRECTORS (Continued)   Exhibit F-1
 Part III.


                      Jersey Central Power & Light Company/
            Metropolitan Edison Company/Pennsylvania Electric Company

 EXECUTIVE COMPENSATION

 The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1996.

            Remuneration of Executive Officers

                              SUMMARY COMPENSATION TABLE

                                              Annual Compensation                        Long-Term Compensation
                                                                                  Awards       Payouts
                                                                  Other
 Name and                                                         Annual        Restricted                    All Other
 Principal                                                        Compen-       Stock/Unit       LTIP         Compen-
 Position                    Year       Salary        Bonus       sation(1)      Awards (2)    Payouts(3)      sation
 J. R. Leva
    Chairman of the Board
    and Chief Executive
    Officer                  (4)          (4)          (4)          (4)            (4)           (4)            (4)

 JCP&L/Met-Ed/Penelec:
 D. Baldassari
    President                (5)          (5)          (5)          (5)            (5)           (5)            (5)

 G. R. Repko                 1996       154,625      44,000        615              -           20,085         12,562 (6)
    Vice President -         1995       147,100      48,000        337              -            9,930         11,491
    Customer Services        1994       142,225      32,000        -               14,630        -              9,778

 D. W. Myers                 1996       153,333      44,000        590              -           19,265         12,505 (7)
    Vice President -         1995       144,000      34,000        362              -           10,665         10,687
    Finance and Rates        1994       142,125      29,300        -               13,716        -              9,853

 R. S. Zechman               1996       152,827      44,000        596              -           19,470         14,051 (8)
    Vice President -         1995       142,500      46,000        453              -            8,318         11,087
    Corporate Services       1994       132,500      31,000        -               13,324        -              9,104
















                                 -17-





 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 JCP&L/MET-ED/PENELEC

  (1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP")
      Compensation paid in the year the award vested.

  (2) The restricted units issued in 1995 and 1996 under the 1990 Stock Plan are performance based. The 1996 awards are shown in "Long-Term
      Incentive Plans - Awards in Last Fiscal Year" table (the  LTIP table ).
      Dividends are paid or accrued on the aggregate restricted stock/units awarded under the 1990 Stock Plan and reinvested.

      The aggregate number and value (based on the stock price per share at December 31, 1996) of unvested stock-equivalent restricted units
      (including reinvested dividends) includes the amounts shown on the LTIP table, and at the end of 1996 were:

                           Aggregate Units    Aggregate Value
       J. R. Leva                (4)               (4)
       D. Baldassari             (5)               (5)
       G. R. Repko             3,946            $132,684
       D. W. Myers             3,964             133,290
       R. S. Zechman           3,744             125,892

  (3) Consists of Performance Cash Incentive Awards paid on the 1990 and 1991 restricted stock awards which have vested under the 1990 Stock Plan.
       These amounts are designed to compensate recipients of restricted stock/unit awards for the amount of federal and state income taxes that are payable upon vesting of the restricted stock/unit awards.

  (4)  As noted above, Mr. Leva is Chairman and Chief Executive Officer of GPU,
       Inc. and its Subsidiaries. Mr. Leva is compensated by GPUS for his overall service on behalf of GPU and accordingly is not compensated directly by the other subsidiary companies for his services.
       Information with respect to Mr. Leva's compensation is included on pages
       7 through 9 of this exhibit.

  (5) Information with respect to Mr. Baldassari's compensation is included on pages 7 through 9 of this exhibit.

  (6)  Consists of GPU's matching contributions under the Savings Plan
       ($6,000), above-market interest accrued on the retirement portion of deferred compensation ($92), and earnings on LTIP compensation not paid in the current year ($6,470).

  (7) Consists of GPU's matching contributions under the Savings Plan ($6,000) and earnings on LTIP compensation not paid in the current year ($6,505).

  (8)  Consists of GPU's matching contributions under the Savings Plan
       ($6,000), matching contributions under the non-qualified deferred compensation plan ($1,948), above-market interest accrued on the retirement portion of deferred compensation ($9), and earnings on LTIP compensation not paid in the current year ($6,094).

                                      -18-





 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 JCP&L/MET-ED/PENELEC

 NOTE:  The split-dollar life insurance amounts reported in the "All Other
 Compensation" column are equal to the present value of the interest-free use of the current year employer paid premiums to the projected date the premiums will be refunded to the respective GPU companies.


                             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

                                                Performance                  Estimated future payouts
                            Number of             or other                    under non-stock price-
                             shares,            period until                       based plans(1)
                            units or             maturation         Threshold           Target         Maximum
       Name               other rights           or payout             (#)                (#)            (#)
 JCP&L/Met-Ed/Penelec:
 G. R. Repko                   970            5 year vesting             0                 970           1,940
 D. W. Myers                   970            5 year vesting             0                 970           1,940
 R. S. Zechman                 970            5 year vesting             0                 970           1,940

 (1) The restricted units awarded in 1996 under the 1990 Stock Plan provide for a performance adjustment to the aggregate number of units vesting for the recipient, including the accumulated reinvested dividends, based on the annualized GPU Total Shareholder Return (TSR) percentile ranking against all companies in the Standard & Poor's Electric Utility Index for the period between the award and vesting dates. With a 55th percentile ranking, the performance adjustment would be 100% as reflected in the
  Target column. In the event that the percentile ranking is below the 55th percentile, the performance adjustment would be reduced in steps reaching 0% at the 39th percentile as reflected in the Threshold column. Should the TSR percentile ranking exceed the 59th percentile, then the performance adjustment would be increased in steps reaching 200% at the 90th percentile as reflected in the Maximum column. Under the 1990 Stock Plan, regular quarterly dividends are reinvested in additional units that are subject to the vesting restrictions of the award. Actual payouts under the Plan would be based on the aggregate number of units awarded and the units accumulated through dividend reinvestment at the time the restrictions lapse. Information with respect to Mr. Leva's and Mr. Baldassari's long-term incentive plans is included on pages 7 through 9 of this exhibit.

 Proposed Remuneration of Executive Officers

      None of the named executive officers in the Summary Compensation Table has an employment contract. The compensation of executive officers is determined from time to time by the Personnel & Compensation Committee of the GPU, Inc. Board of Directors.

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 JCP&L/MET-ED/PENELEC

 Retirement Plans

      The GPU pension plans provide for pension benefits, payable for life after retirement, based upon years of creditable service with GPU and the employee's career average compensation as defined below. Under federal law, an employee's pension benefits that may be paid from a qualified trust under a qualified pension plan such as the GPU plans are subject to certain maximum amounts. The GPU companies also have adopted non-qualified plans providing that the portion of a participant's pension benefits which, by reason of such limitations or source, cannot be paid from such a qualified trust shall be paid directly on an unfunded basis by the participant's employer.

      The following table illustrates the amount of aggregate annual pension benefits from funded and unfunded sources resulting from employer contributions to the qualified trust and direct payments payable upon retirement in 1997 (computed on a single life annuity basis) to persons in specified salary and years of service classifications:

                  ESTIMATED ANNUAL RETIREMENT BENEFITS (2) (3) (4)
                                     BASED UPON CAREER AVERAGE COMPENSATION

                                                (1997 Retirement)
  Career
  Average
  Compen-     10 Years      15 Years     20 Years     25 Years     30 Years      35 Years     40 Years      45 Years
 sation(1)   of Service    of Service   of Service   of Service   of Service    of Service   of Service    of Service
 $  50,000   $   9,338     $  14,007    $  18,676    $  23,345    $  28,014     $  32,684     $  37,085    $  41,085
   100,000      19,338        29,007       38,676       48,345       58,014        67,684        76,685       84,685
   150,000      29,338        44,007       58,676       73,345       88,014       102,684       116,285      128,285
   200,000      39,338        59,007       78,676       98,345      118,014       137,684       155,885      171,885

   250,000      49,338        74,007       98,676      123,345      148,014       172,684       195,485      215,485
   300,000      59,338        89,007      118,676      148,345      178,014       207,684       235,085      259,085
   350,000      69,338       104,007      138,676      173,345      208,014       242,684       274,685      302,685
   400,000      79,338       119,007      158,676      198,345      238,014       277,684       314,285      346,285

   450,000      89,338       134,007      178,676      223,345      268,014       312,684       353,885      389,885
   500,000      99,338       149,007      198,676      248,345      298,014       347,684       393,485      433,485
   550,000     109,338       164,007      218,676      273,345      328,014       382,684       433,085      477,085
   600,000     119,338       179,007      238,676      298,345      358,014       417,684       472,685      520,685

   650,000     129,338       194,007      258,676      323,345      388,014       452,684       512,285      564,285
   700,000     139,338       209,007      278,676      348,345      418,014       487,684       551,885      607,885
   750,000     149,338       224,007      298,676      373,345      448,014       522,684       591,485      651,485
   800,000     159,338       239,007      318,676      398,345      478,014       557,684       631,085      695,085











  ITEM 6.  OFFICERS AND DIRECTORS (Continued)                 Exhibit F-1
  Part III.

  JCP&L/MET-ED/PENELEC

  (1) Career Average Compensation is the average annual compensation received from January 1, 1984 to retirement and includes Salary and Bonus. The career average compensation amounts for the following named executive officers differ by more than 10% from the three year average annual compensation set forth in the Summary Compensation Table and are as follows: Messrs. Leva - $453,214; Baldassari - $191,741; Repko - $132,857; Myers - $150,696; and Zechman - $117,028.

  (2) Years of Creditable Service at December 31, 1996: Messrs. Leva - 45 years; Baldassari - 27 years; Repko - 30 years; Myers - 16 years; and Zechman - 27 years.

  (3) Based on an assumed retirement at age 65 in 1997. To reduce the above amounts to reflect a retirement benefit assuming a continual annuity to a surviving spouse equal to 50% of the annuity payable at retirement, multiply the above benefits by 90%. The estimated annual benefits are not subject to any reduction for Social Security benefits or other offset amounts.

  (4) Annual retirement benefits under the basic pension per the above table cannot exceed 55% of the average compensation during the highest paid 36 calendar months.

  Remuneration of JCP&L Directors

       Nonemployee directors receive an annual retainer of $15,000, a fee of $1,000 for each Board meeting attended, and a fee of $1,000 for each Committee meeting attended.


  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       All of the outstanding shares of JCP&L (15,371,270), Met-Ed (859,500) and Penelec (5,290,596) common stock are owned beneficially and of record by their parent, GPU, Inc., 100 Interpace Parkway, Parsippany, NJ 07054.

       The following table sets forth, as of February 1, 1997, the beneficial ownership of equity securities of each of the directors and each of the executive officers named in the Summary Compensation Tables, and of all directors and executive officers of each of the respective GPU Energy companies as a group. The shares owned by all directors and executive officers as a group constitute less than 1% of the total shares outstanding.












 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                        Exhibit F-1
 Part III.

 JCP&L/MET-ED/PENELEC

                                         Amount and Nature of Beneficial Ownership
                                                                 Shares(1)             Stock-Equivalent
           Name                      Title of Security       Direct     Indirect       Restricted Units(2)
      JCP&L/Met-Ed/Penelec:
      J. R. Leva                     GPU Common Stock         4,450          100             44,905
      F. D. Hafer                    GPU Common Stock         5,035          131             11,378
      J. G. Graham                   GPU Common Stock         4,377        1,180             11,721
      R. C. Arnold                   GPU Common Stock           -          5,370             10,003
      D. Baldassari                  GPU Common Stock         1,081          -               10,839
      D. W. Myers                    GPU Common Stock           -            -                3,964
      G. R. Repko                    GPU Common Stock         8,099          -                3,946
      R. S. Zechman                  GPU Common Stock           964          -                3,744

      JCP&L Only:
      G. E. Persson                  GPU Common Stock                      None
      S. C. Van Ness                 GPU Common Stock                      None
      S. B. Wiley                    GPU Common Stock                      None

      All Directors and
        Executive Officers
        as a Group                   GPU Common Stock        38,039        7,219            142,860

      (1) The number of shares owned and the nature of such ownership, not being within the knowledge of GPU, have been furnished by each individual.

 (2) Restricted units, which do not have voting rights, represent rights
     (subject to vesting) to receive shares of Common Stock under the 1990
     Stock Plan for Employees of GPU and Subsidiaries (the  1990 Stock Plan ).
     See Summary Compensation Table on page 17 of this exhibit.



            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
                None.




